PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Consumer, Corporate and Insurance Division, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Re: Notice of Change of Auditors – New Gold Inc.

Dear Sirs:

We have read the statements made by New Gold Inc. ("New Gold") in the attached copy of Change of Auditor Notice dated September 25, 2006, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated September 25, 2006 except that we have no basis to agree or disagree with the statement that there have been no reportable disagreements between New Gold and De Visser Gray Chartered Accountants.

Yours very truly,

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Vancouver, BC
September 25, 2006